As filed with the Securities and Exchange Commission on June 29, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION

600 East 96th Street, SUITE 100

INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

10147IND

DUKE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Associate Benefits Committee

Duke 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of Duke 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Duke 401(k) Plan as of December 31, 2008 and 2007, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Indianapolis, Indiana

June 29, 2009

DUKE 401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets held by Trustee:
Investments, at fair value:
Money market funds	$3,862,830	2,671,844
Mutual funds	40,236,313	60,519,117
Common stock	14,676,998	22,258,665
U.S. Treasury Notes	15,548	16,411

Loans to participants	1,804,873	1,944,414

Contributions receivable:
Participant	—	178,587
Employer	142,534	859,789

Other receivable:
Unsettled trades	7,825	—

Assets available for plan benefits	$60,746,921	88,448,827

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Contributions:
Participants’ salary deferral	$7,121,174	6,753,748
Employer matching of salary deferral	3,366,821	3,045,541
Employer discretionary contribution	—	647,957
Participants’ rollover	491,325	1,714,176

Total contributions	10,979,320	12,161,422

Investment income/(loss):
Net depreciation in fair value of investments	(36,278,111)	(10,337,267)
Interest and dividends	3,400,037	6,164,106

Total investment loss	(32,878,074)	(4,173,161)

	(21,898,754)	7,988,261

Deductions from assets attributed to:
Benefits paid to participants	5,758,170	8,691,663
Administrative fees	44,982	42,539

Total deductions	5,803,152	8,734,202

Net decrease	(27,701,906)	(745,941)

Assets available for plan benefits:
Beginning of year	88,448,827	89,194,768

End of year	$60,746,921	88,448,827

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The following description of the Duke 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including twenty-one mutual funds, common stock of the Employer, a money market fund, and a self directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches participant contributions annually up to 3% of total compensation, for participants with less than 10 years of service. The Employer matches participant contributions annually up to 5% of total compensation for participants with at least 10 years of service and not at a management level of senior vice president or higher. The Employer matching contribution is limited to a participant’s first $230,000 of compensation ($225,000 in 2007). Effective June 2, 2008, the contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice.

(c)	Participant Accounts

Each participant’s account is credited/(debited) with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings/(loss). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59 1/2, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(f)	Forfeitures

Participants who terminate employment forfeit any nonvested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2008 and 2007, Employer contributions were reduced by $174,905 and $209,498, respectively, from forfeited nonvested accounts. As of December 31, 2008 and 2007, there is $69,565 and $61,022, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157 which did not have a material impact on the Statement of Net Assets Available or the Statement of Changes in Net Assets Available for Benefits. See Note 8 for information and related disclosures regarding fair value measurements.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 8 for discussion of fair value measurements.

Net appreciation in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-

dividend date. Acquisition costs are included in the cost of investments purchases, and sales are recorded net of selling expenses.

(e)	Administrative Expenses

In service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(f)	Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the prime rate plus 1%, and range from 5% to 9.25%. Loans are valued at amortized cost, which materially approximates fair value.

(3)	Reclassifications

Certain amounts in the accompanying financial statements for 2007 have been reclassified to conform to the 2008 financial statement presentation.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(5)	Investments

The following table represents the fair value of individual investments which exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2008	2007
Calamos Growth Fund	N/A	4,758,644
Fidelity Balanced Fund	3,578,475	5,610,163
Fidelity Diversified International Fund	4,758,575	9,484,139
Fidelity Retirement Money Market Portfolio	3,557,049	—
Fidelity Spartan Total Market Index Fund	3,263,184	5,261,942
Goldman Sachs Mid Cap Value CL A	3,307,118	5,391,905
Growth Fund of America	5,237,692	8,709,474
Pimco Total Return Fund	4,101,018	—
Van Kampen Growth and Income Fund	3,709,865	5,590,793
Duke Realty Corporation Common Stock	13,257,969	20,405,052

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common stock	$(13,559,590)	(10,872,450)
Mutual funds	(22,717,657)	533,639
U.S. Treasury Notes	(864)	1,544

	$(36,278,111)	(10,337,267)

(6)	Nonparticipant Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their non participant directed investments to participant directed investments.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value which provides fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2007 and 2008.

Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual investments are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair value measurements were based upon Level 1 inputs.

(9)	Party in Interest Transactions

The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Diversified International Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Spartan Total Market Index Fund. Participant loans are made with individual participants of the Plan and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party in interest transactions.

(10)	Concentrations

At December 31, 2008 and 2007, approximately 22% and 23%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(11)	Risks and Uncertainties

The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks with certain investments held by the Plan, which would impact the value of investments after the date of these financial statements.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Party-in- interest	Identity	Description of investment	Current value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$3,557,049
	Mutual funds:
	Calamos	Calamos Growth Fund	2,312,377
*	Fidelity	Fidelity Balanced Fund	3,578,475
*	Fidelity	Fidelity Diversified International Fund	4,758,575
*	Fidelity	Fidelity Freedom 2005 Fund	64,449
*	Fidelity	Fidelity Freedom 2010 Fund	64,041
*	Fidelity	Fidelity Freedom 2015 Fund	631,856
*	Fidelity	Fidelity Freedom 2020 Fund	794,759
*	Fidelity	Fidelity Freedom 2025 Fund	419,127
*	Fidelity	Fidelity Freedom 2030 Fund	630,212
*	Fidelity	Fidelity Freedom 2035 Fund	556,080
*	Fidelity	Fidelity Freedom 2040 Fund	521,592
*	Fidelity	Fidelity Freedom 2045 Fund	165,807
*	Fidelity	Fidelity Freedom 2050 Fund	63,665
*	Fidelity	Fidelity Freedom Income Fund	449,136
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,190,905
*	Fidelity	Fidelity Spartan Total Market Index Fund	3,263,184
	American	Growth Fund of America	5,237,692
	Goldman Sachs	Goldman Sachs Mid-Cap Value CL A	3,307,118
	Pimco	Pimco Total Return Fund – Admin Class	4,101,018
	Royce	Royce Low-Priced Stock Fund – Inv Class	2,639,098
	Van Kampen	Van Kampen Growth and Income Fund	3,709,865

			$39,459,031

	Common stock:
*	Duke Realty Corporation	Common stock	$13,257,969
	Participant Directed Brokerage Account		$2,517,640
	Loans to participants:
*	N/A	Participant loans at interest rates ranging
		from 5% to 9.25%	$1,804,873
*	Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date: June 29, 2009	/s/ Denise K. Dank
Denise K. Dank Sr. Vice President of Human Resources Chairman, Associate Benefits Committee